Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, October 31, 2019 — Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), pursuant to the Brazilian Securities Commission’s (“CVM”) Instruction No. 358, dated January 3, 2002, as amended, hereby informs its shareholders and the market in general that has decided to discontinue the guidance of Company’s market pulp production volume in 2019, disclosed through Material Fact on May 09, 2019, without establishing new estimates.

The decision to discontinue the above mentioned guidance derives from the pulp market conditions, being in line with Suzano’s commercial strategy and aiming for the best interests of the Company and its shareholders.

With this Material Fact the Company reiterates the commitment with its shareholders and investors and reinforces its ability to fully attend the global demand for its products.

São Paulo, SP, October 31st, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investors Relations Officer